NEWS

FOR IMMEDIATE RELEASE

TSX STOCK SYMBOL: RUS

RUSSEL METALS ANNOUNCES STRONG 1ST QUARTER 2005 EARNINGS OF $0.67 PER SHARE

TORONTO, CANADA -- April 27, 2005 -- Russel Metals Inc. reported first quarter 2005 net earnings of $33.4 million or $0.67 per share.  Net earnings were 32% ahead of the 2004 first quarter net earnings of $25.3 million or $0.53 per share.  In the first quarter of 2005 revenues increased by 35% to $694.7 million from $512.9 million in the first quarter of 2004.

The first quarter 2005 results included pre-tax restructuring costs of $0.4 million mainly related to assets held for sale.  The first quarter of 2004 results included charges of $11.3 million for the long-term debt restructuring and $0.8 million related to the Acier Leroux acquisition. After adjusting for these charges, the first quarter 2005 adjusted earnings were unchanged at $0.67 per share, compared to the first quarter 2004 adjusted earnings of $0.73 per share.

Bud Siegel, President and Chief Executive Officer, commented, "Whereas our 2005 first quarter results are strong, they reflect the industry trend to lower prices which was identified when the fourth quarter results were announced.  I am pleased to note that the energy tubular products segment had record profits from operations of $17.4 million, ahead of both the fourth quarter of 2004 and the first quarter of 2004.

In metals service centers, the steep increase in the price of steel during the first quarter of 2004 caused margins to expand and resulted in inventory holding gains of approximately $20 million.  The first quarter of 2005 saw a decline in the price of steel, resulting in lower margins due to higher priced inventories.  First quarter of 2005 metals service centers segment operating profits were $31.4 million, down from $41.8 million in the first quarter of 2004.  The metals service centers segment operating profits were in line with expectations.

The steel distributors segment experienced the same margin pressure caused by declining steel prices.  The first quarter of 2005 operating profits were $15.0 million, in line with the $15.3 million recorded in the first quarter of 2004.  The steel distributors segment results were slightly ahead of expectations due to higher volumes."

Brian Hedges, Executive Vice President and Chief Financial Officer, stated, "The $70 million increase in total revenue from the fourth quarter of 2004 resulted in a $58 million increase in accounts receivable.  Bank borrowings increased in the first quarter due to the previously disclosed $91 million reduction in income taxes payable and accounts payable related to the results of 2004.  The strong cash flow generated from operations of $44 million, in addition to the $27 million generated from inventory reductions in the first quarter of 2005, partially offset those increases.  Overall, there was a negative cash flow from operating activities of $78 million in the first quarter.  It is anticipated that the cash from operating activities will be positive in the second quarter."

Total interest bearing debt increased by $83.7 million to $328.0 million in the first quarter compared with the December 31, 2004 balance.  The debt to total balance sheet capitalization is 40% versus 35% at year-end.

The Board of Directors approved a quarterly dividend of 20 cents per common share payable June 15, 2005 to shareholders of record as of May 10, 2005.

The Company will be holding an Investor Conference Call on Thursday, April 28, 2005 at 9:00 a.m. ET to review its first quarter results for 2005.  The dial in telephone number for the call is 1-800-291-5032.

For those unable to participate in the conference call, it will be recorded and available for listening at 1-800-558-5253 until midnight, May 5, 2005.  You will be required to enter reservation number 21214190 in order to access the call.

Additional supplemental financial information is available in our investor conference call package located on our website at www.russelmetals.com.

Russel Metals is one of the largest metals distribution companies in North America.  It carries on business in three distribution segments: metals service centers, energy tubular products and steel distributors, under various names including Russel Metals, A.J. Forsyth, Acier Leroux, Acier Loubier, Acier Richler, Arrow Steel Processors, B&T Steel, Baldwin International, Comco Pipe and Supply, Fedmet Tubulars, Leroux Steel, McCabe Steel, Mégantic Métal, Métaux Russel, Milspec Industries, Pioneer Pipe, Russel Leroux, Russel Metals Williams Bahcall, Spartan Steel Products, Sunbelt Group, Triumph Tubular & Supply, Vantage Laser, Wirth Steel and York-Ennis.

For further information, contact:
Brian R. Hedges, C.A.
Executive Vice President
and Chief Financial Officer
Russel Metals Inc.
(905) 819-7401
E-mail: info@russelmetals.com
Website: www.russelmetals.com